

Mail Stop 4561

December 19, 2008

Mr. Mark E. Schwarz
Chairman & Interim Chief Executive Officer
New Century Equity Holdings Corp.
200 Crescent Court, Suite 1400
Dallas, Texas 75201

   Re: New Century Equity Holding Corp.
     Amendment No. 2 to Preliminary Proxy Statement on
     Schedule 14A
     Filed December 18, 2008
     File No. 000-28536

Dear Mr. Schwarz:

  We have completed our review of Amendment No. 2 to your Preliminary Proxy Statement on Schedule 14A and do not, at this time, have any further comments.

  Please contact Erin Martin at 202-551-3391 or me at 202-551-3233 with any questions.

        Sincerely,

        Tom Kluck
        Branch Chief